EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	10/26/11
Item IDs	5.02
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, Base salary increases for NEO's
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of Form 8-K, Base salary increases for NEO's

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
October 26, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

City Holding Company's (the "Company") Compensation Committee completed an extensive review of compensation for the Company's executive officers during 2011 relying upon the advice of independent compensation consultants. As part of its consideration of the Company's compensation practices, and with the help of its compensation consultants, the Company also established a new peer group, which includes banks that have assets between $1.5 and $6 billion. The peer group does not include banks which are TARP recipients, and includes only banks which have positive profitability. For the peer group, asset quality must have a non-performing asset ratio of < 5%. The following banks are included in the Company's new peer group: BMTC, CBU, CFNL, CNND, CTBI, FCBC, FCF, FISI, GABC, NBTB, ORRF, RBCAA, SASR, SCBT, SRCE, SYBT, THFF, TMP, UBSI, UVSP, WBHC, and WSBC.

Based upon its review of compensation at the Company, compensation levels at peers, Company performance, and officer credentials and experience, the Compensation Committee recommended, and the Board of Directors of the Company approved, base salary increases for executive officers as follows:

Name	Title	2010 Base Salary	2011 Base Salary
Charles R. Hageboeck	President & CEO (Principal Executive Officer)	$415,000	$450,000
David L. Bumgarner	Senior Vice President, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)	$172,500	$195,000
Craig G. Stilwell	Executive Vice President, Retail Banking	$245,000	$275,000
John A. DeRito	Executive Vice President, Commercial Banking	$205,000	$230,000
Michael T. Quinlan, Jr.	Senior Vice President, Branch Banking	$160,000	$190,000

Additionally, based upon its review of compensation, the Compensation Committee recommended, and the Board of Directors of the Company approved, changes to the non-equity incentive plans for executive officers. In prior years, the Company's non-equity incentive compensation was targeted at 50% of base salary for its CEO and Executive Vice-Presidents and at 35% of base salary for other executive officers. For 2011, the Company's non-equity incentive compensation plan will target 30% of base salary for the CEO, 24% of base salary for Executive Vice-Presidents, and 17% for other executive officers. Officers will earn higher incentive compensation when they achieve higher levels of performance against plan metrics, and lower levels of incentive compensation when they achieve lower levels of performance against plan metrics.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>October 31, 2011</u>   **City Holding Company**

By: <u>/s/ David L. Bumgarner</u>
    David L. Bumgarner
    Chief Financial Officer